Exhibit 99-1

Nova Minerals 2024 Sampling Extends the Gold Anomaly at its Muddy Creek Prospect by 400m with up to 128.5 g/t Au on its Estelle Gold and Critical Minerals Project, in Alaska

Anchorage, Alaska, November 27, 2024 - Nova Minerals Limited (“Nova” or the “Company”) (NASDAQ: NVA) (ASX: NVA) (FRA: QM3) is pleased to announce additional high-grade gold surface sample assay results from its 2024 exploration season with 6 rock samples grading > 10 g/t Au and 8 soil samples grading > 2 g/t Au, confirming a 400m extension to the high-grade gold zone at its Muddy Creek prospect, within its over 500km2 flagship Estelle Gold and Critical Minerals Project located in the Tintina Gold Belt in Alaska.

Highlights

●	2024 surface reconnaissance comprising of 14 rock samples, with a high of 128.5 g/t Au, and 11 soil samples, with a high of 6.3 g/t Au, continue to show Muddy Creek to be one of the most impressive gold anomalies on the claim block with these results extending the high-grade zone by approximately 400 meters.

●	Best 2024 surface sampling results at Muddy Creek include:

●	4 rock samples greater than 20 g/t Au

○	128.5 g/t Au
○	93.2 g/t Au
○	33.9 g/t Au
○	22.3 g/t Au

●	5 soil samples greater than 3 g/t Au

○	6.3 g/t Au
○	4.7 g/t Au
○	4.0 g/t Au
○	3.2 g/t Au
○	3.0 g/t Au

●	Previously announced results from Muddy Creek in 2023 (ASX Announcement: 5 December 2023) included six samples greater than 50 g/t Au – 127.5 g/t Au, 90.5 g/t Au, 76.8 g/t Au, 75.5 g/t Au, 65.6 g/t Au, and 51.8 g/t Au.

●	The Muddy Creek high-grade zone now measures 800m x 400m (Figure 5).

●	Mineralization hosted in arsenopyrite-bearing quartz veins in granodiorite intrusive rocks consistent with intrusion-related gold deposits.

●	Part of a larger mineralized trend greater than 4km including the Muddy Creek, Discovery, Shadow, Shoeshine, and Train prospects.

●	Results incoming on the remainder of the 2024 sampling, including the Stibium antimony-gold prospect, and further regional exploration from the broader RPM and Stoney areas.

To see the full ASX announcement please go to

https://clients3.weblink.com.au/pdf/NVA/02886350.pdf

Qualified Persons

Vannu Khounphakdee, Professional Geologist and member of Australian Institute of Geoscientists contracted by Nova Minerals to provide geologic consulting services. Mr. Khounphakdee holds a Master of Science in Mine Geology and Engineering. He is a qualified person with at least 5 years experience with this type of project. By reason of education, affiliation with a professional association, and past relevant work experience, Mr. Khounphakdee fulfills the requirements of Qualified Person (QP) for the purposes of Securities and Exchange Commission (SEC) Regulation S-K1300 for data QA/QC checks relevant to this announcement.

Hans Hoffman is a State of Alaska Certified Professional Geologist contracted by Nova Minerals to provide geologic consulting services. Mr. Hoffman is a member of the American Institute of Professional Geologists and holds a Bachelor of Science degree in Geological Engineering with a double major in Geology and Geophysics. He is a qualified person with at least 5 years of experience with these types of projects. By reason of education, affiliation with a professional association, and past relevant work experience, Mr. Hoffman fulfills the requirements of Qualified Person (QP) for the purposes of SEC Regulation S-K 1300 for the technical information presented in this announcement.

Christopher Gerteisen, Chief Executive Officer of Nova Minerals, is a Professional Geologist and member of Australian Institute of Geoscientists, and has supervised the preparation of this news release and has reviewed and approved the scientific and technical information contained herein. Mr. Gerteisen is a “qualified person” for the purposes of SEC Regulation S-K 1300.

About Nova Minerals Limited

Nova Minerals Limited is a Gold, Antimony and Critical Minerals exploration and development company focused on advancing the Estelle Project, comprised of 514 km2 of State of Alaska mining claims, which contains multiple mining complexes across a 35 km long mineralized corridor of over 20 advanced Gold and Antimony prospects, including two already defined multi-million ounce resources, and several drill ready Antimony prospects with massive outcropping stibnite vein systems observed at surface. The 85% owned project is located 150 km northwest of Anchorage, Alaska, USA, in the prolific Tintina Gold Belt, a province which hosts a >220 million ounce (Moz) documented gold endowment and some of the world’s largest gold mines and discoveries including, Barrick’s Donlin Creek Gold Project and Kinross Gold Corporation’s Fort Knox Gold Mine. The belt also hosts significant Antimony deposits and was a historical North American Antimony producer.

Further discussion and analysis of the Estelle Gold Project is available through the interactive Vrify 3D animations, presentations, and videos, all available on the Company’s website. www.novaminerals.com.au

Forward Looking Statements

This press release contains “forward-looking statements” that are subject to substantial risks and uncertainties. All statements, other than statements of historical fact, contained in this press release are forward-looking statements. Forward-looking statements contained in this press release may be identified by the use of words such as “anticipate,” “believe,” “contemplate,” “could,” “estimate,” “expect,” “intend,” “seek,” “may,” “might,” “plan,” “potential,” “predict,” “project,” “target,” “aim,” “should,” “will” “would,” or the negative of these words or other similar expressions, although not all forward-looking statements contain these words. Forward-looking statements are based on Nova Minerals Limited’s current expectations and are subject to inherent uncertainties, risks and assumptions that are difficult to predict. Further, certain forward-looking statements are based on assumptions as to future events that may not prove to be accurate. These and other risks and uncertainties are described more fully in the section titled “Risk Factors” in the Company’s Annual Report on Form 20-F for the year ended June 30, 2024 filed with the SEC. Forward-looking statements contained in this announcement are made as of this date, and Nova Minerals Limited undertakes no duty to update such information except as required under applicable law.

For Additional Information Please Contact

Craig Bentley

Director of Finance & Compliance & Investor Relations

E: craig@novaminerals.com.au

M: +61 414 714 196